

October 28, 2010

via U.S. mail and facsimile

Anna Chalmers, Chief Executive Officer
Commerical E-Waste Management, Inc.
8950 E. Raintree Drive, Suite 200
Scottsdale, AZ 85260

> **RE: Commerical E-Waste Management, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 12, 2010**
> **File No. 333-147193**

Dear Ms. Chalmers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 13

1. Please amend your filing to provide the required disclosures of Item 307 of Regulation S-K, which requires you to clearly disclose whether disclosure controls and procedures are effective or ineffective.

2. You disclose there was no change in your internal controls over financial reporting during the three months ended March 31, 2010. However, on page 31 of your Form 10-K you list three material weaknesses: lack of a functioning audit committee, inadequate segregation of duties, and ineffective controls over period end financial disclosure and reporting processes. In the March 31 Form 10-Q you

provide a report of management on internal controls over financial reporting that is required only annually by Item 308(a), but you only list one material weakness, for the lack of a functioning audit committee. Please amend your Form 10-Q and either revise the Item 308(a) disclosure to list all material weaknesses or revise the Item 308(c) disclosure to discuss the changes to your internal controls that resulted in two of the previously identified weaknesses being corrected. You may consider omitting the Item 308(a) disclosure in future Forms 10-Q, as it is an annual disclosure and not required in a Form 10-Q. Please ensure your explanatory note at the forepart of your amended Form 10-Q/A clearly discusses the reasons for the changes.

Exhibit 31.2

3. In the amended filing, please revise this certification to include the Chief Financial Officer title below her signature, in addition to her title as the principal executive officer. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) and Item 601 of Regulation S-K for guidance.

Amended Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 31.2

4. As discussed in our comment above, please provide a certification for your Chief Financial Officer in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief